SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                           For the Month of March 2004

                             -----------------------

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               [X]        Form 20-F         [ ]      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

               [ ]      Yes               [X]      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________



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         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated March 9, 2004.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      ELBIT SYSTEMS LTD.
                                      (Registrant)

                                      By: /s/ Ilan Pacholder
                                          --------------------------------------
                                          Name:  Ilan Pacholder
                                          Title:  Corporate Secretary

Dated:  March 9, 2004


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                                  EXHIBIT INDEX
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        EXHIBIT NO.            DESCRIPTION
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             1.                Press release dated March 9, 2004.

                                    EXHIBIT 1

                 ELBIT SYSTEMS AND SCIAUTONICS TEAM UP FOR DARPA

                   GRAND CHALLENGE ROBOTIC GROUND VEHICLE RACE

HAIFA, ISRAEL, MARCH 9, 2004 - ELBIT SYSTEMS LTD. (NASDAQ: ESLT) today announced that it has teamed up with SciAutonics LLC to participate in the DARPA (The U.S. Defense Advanced Research Projects Agency) Grand Challenge, an autonomous robotic ground vehicle race, which will be held in response to DARPA'S call for expanded technological capability in ground vehicles. The Grand challenge race will take place along a 250-mile route between Los Angeles and Las Vegas on March 13, 2004.

The Elbit Systems- SciAutonics team intends to meet the challenge presented by DARPA in quest of innovation in development of autonomous ground vehicle technology, as the next step for advancement in future defense systems. The Elbit Systems- SciAutonics vehicle, AVIDOR-2004 (Autonomous Vehicle In Deserts & On Roads), will be required to complete a course of on-road and off-road terrain in less than ten hours. Three thousand waypoints to be followed along the route will be announced two hours before the start of the race.

The Elbit Systems- SciAutonics team is one of 25 teams who qualified to participate in the race after having successfully completed DARPA's tests, out of more than 106 contestants who applied. SciAutonics LLC and Elbit Systems Ltd. have assembled a team of expert engineers and scientists, all contributing their diverse talents and skills to meet the DARPA challenge.

The Elbit Systems-SciAutonics vehicle, AVIDOR-2004, uses the platform of the Tomcar Ltd. of Israel, a tough and proven off-road vehicle that has been extensively modified to meet the Grand Challenge requirements. The AVIDOR-2004 uses a complete ground and aerial mapping system based on GIS (Geographical Information Systems) technology, as well as DGPS and INS for way point tracking. Additional features include operating actuators and servos for autonomous shifting, steering, acceleration and braking. The vehicle is equipped with multi-layered suite of sensors including video, LIDAR (Laser Imaging Direction And Range), ultrasound, and RADAR for obstacle detection and road identification. The specially developed "behavioral" software incorporated in the Mission Computer (MC), which is at the heart of the autonomous vehicle, will detect and avoid various types of obstacles, enabling real-time decision and course corrections as necessary.

Elbit Systems-SciAutonics team leader, Paul Gunthner, stated: "The combination of Elbit Systems and SciAutonics is a great advancement in quality autonomous vehicle technology. We see our new, proven and superior software as the key to making a run at the Brass Ring. We plan to use our resources and talent in order to meet the DARPA challenge."

Nachman Levinger, Manager of Land Platform Programs at Elbit Systems, commented:
"The Elbit Systems-SciAutonics team has experts in the key critical areas necessary to achieve the challenging task of building and equipping a vehicle capable of driving itself through incredibly rough terrain. With this first-rate combination of people and resources, SciAutonics and Elbit Systems will be at the forefront of what promises to be a significant achievement in the area of autonomous ground vehicles."

About SciAutonics

SciAutonics LLC was formed in May 2003 by employees of the Thousand Oaks based Rockwell Scientific Company (RSC) and external consultants for the main purpose of participating in DARPA's Grand Challenge by creating, developing, and racing a superior autonomous ground vehicle. The company is composed of scientists, engineers, and consultants of various backgrounds, all with a desire to meet the challenge put forth by DARPA with creativity and ingenuity.

ABOUT ELBIT SYSTEMS

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, ground and naval systems, command, control, communications, computers and intelligence (C4I), advanced electro-optic and space technologies. The Company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

For more information about Elbit Systems Ltd. visit our website at www.elbitsystems.com.
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Contacts:

Company contact                            IR Contacts
---------------                            -----------
Ilan Pacholder, VP Finance                 Ehud Helft/Kenny Green
Elbit Systems Ltd                          Gelbart Kahana
Tel:  972-4 831-6632                       Tel: 1-866-704-6710
Fax: 972-4 831-6659                        Fax: 972-3-607-4711
Pacholder@elbit.co.il                      ehud@gk-biz.com
---------------------                      ---------------
                                           kenny@ gk-biz.com
                                           -----------------

         STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE
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